UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Quest Software, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

No Par Value

(Title of Class of Securities)

74834T103

(CUSIP Number of Class of Securities)

Scott J. Davidson

Senior Vice President and Chief Financial Officer

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, California 92656

(949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This preliminary communication filed on Schedule TO is being filed by Quest Software, Inc., a California corporation (“Quest”), pursuant to General Instruction D to Schedule TO. On October 8, 2008, Quest held a conference call to discuss the planned stock repurchase and changes in executive management. A transcript of the conference call is attached to this preliminary communication as Exhibit 99.1.

This preliminary communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Quest. Quest stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Quest will file tender offer materials with the Securities and Exchange Commission (“SEC”), including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents. The tender offer materials will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents will be made available to all Quest stockholders at no expense to them. The tender offer materials will be available for free at the SEC’s website at http://www.sec.gov. In addition, Quest stockholders will be able to obtain a free copy of these documents from the information agent for the tender offer, who will be identified in the tender offer documents.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, Quest files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quest at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Quest’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.1	Transcript of the Quest Software, Inc. October 8, 2008 Conference Call.

INDEX OF EXHIBITS

Exhibit Number	Description
99.1	Transcript of the Quest Software, Inc. October 8, 2008 Conference Call.